For the semi-annual period ended (a) May 31, 2001
File number (c) 811-3264



	SUB-ITEM 77C
	Submission of Matters to a Vote of Security Holders


A Special Meeting of Stockholders was held on March 22, 2001.
At such meeting the stockholders approved an Agreement and Plan of Reorganization whereby all of the assets of the Short-Intermediate Term Series of Prudential Government Securities Trust will be transferred to Prudential Government Income Fund, Inc. in exchange for shares of Government Income Fund and the assumption of the liabilities, if any, of the Short-Intermediate Term Series.



a)	Approval of Funds Agreement and Plan of
Reorganization

			Affirmative    	Negative     	Shares
 			Votes Cast  	Votes Cast  	Abstained
			5,897,850	320,739		636,867